UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

(Amendment No. 1)*

National R.V. Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

637277104

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, California 90025

(310) 966-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240-13d-1(g) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 7

Total Pages 9

CUSIP No. 637277104

SCHEDULE 13D/A

Page 2 of 9 Pages

1	Name of Reporting Person Bryant R. Riley IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 945,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 945,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 945,633
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 9.15%
14	Type of Reporting Person IN

CUSIP No. 637277104

SCHEDULE 13D/A

Page 3 of 9 Pages

1	Name of Reporting Person SACC Partners, LP IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 920,133
	8	Shared Voting Power 0
	9	Sole Dispositive Power 920,133
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,133
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 8.90%
14	Type of Reporting Person PN

CUSIP No. 637277104

SCHEDULE 13D/A

Page 4 of 9 Pages

1	Name of Reporting Person Riley Investment Management LLC IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 920,133
	8	Shared Voting Power 0
	9	Sole Dispositive Power 920,133
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,133
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 8.90%
14	Type of Reporting Person IA

CUSIP No. 637277104

SCHEDULE 13D/A

Page 5 of 9 Pages

1	Name of Reporting Person B. Riley & Co., Inc. IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 500
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 0.0%
14	Type of Reporting Person BD

CUSIP No. 637277104

SCHEDULE 13D/A

Page 6 of 9 Pages

1	Name of Reporting Person B. Riley & Co. Retirement Trust IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 25,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 0.2%
14	Type of Reporting Person EP

CUSIP No. 637277104

SCHEDULE 13D/A

Page 7 of 9 Pages

Item 4.

Purpose of Transaction.

This item is amended by adding the paragraph below to the end of the item:

“In a letter dated December 1, 2005, Bryant R. Riley repeated the interest of the Reporting Persons and Robert B. Lee in acquiring the shares of the Issuer that they do not already own, and expressed interest in meeting with representatives of the Issuer to discuss the matter. The letter is attached as an exhibit to Amendment No. 1 to Schedule 13D.”

Item 7.

Material to be Filed as Exhibits.

Schedule A – Transactions Since October 2, 2005

Exhibit 99.1 – Letter to National R.V. Holdings, Inc. dated December 1, 2005

CUSIP No. 637277104

SCHEDULE 13D/A

Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2005

SACC PARTNERS LP

By: Riley Investment Management LLC,
its General Partner

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, President

B. RILEY & CO. RETIREMENT TRUST

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

B. RILEY & CO., INC.

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Chairman

/s/ BRYANT R. RILEY
Bryant R. Riley

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 637277104

SCHEDULE 13D/A

Page 9 of 9 Pages

Schedule A

B. Riley & Co., Inc.

Date	Price	No. of Shares
10/26/2005	$4.75	300
10/7/2005	$5.10	200

SAAC Partners LP

Date	Price	No. of Shares
11/21/2005	$5.55	(75,000)*
10/27/2005	$4.75	(158,400)
10/27/2005	$4.75	100,000
10/27/2005	$4.75	158,400
10/13/2005	$4.90	2,500
10/12/2005	$5.15	2,500
10/6/2005	$5.08	8,000

*These shares were sold before a decision to make a proposal to the Issuer was made to ensure that the Reporting Persons and Mr. Robert Lee would not constitute an “acquiring person” with beneficial ownership of at least 15% of the outstanding shares of the Issuer under that certain Rights Agreement between the Issuer and Continental Stock Transfer & Trust Company dated August 20, 1996.